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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-3
                   RULE 13e-3 TRANSACTION STATEMENT UNDER
            SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)
                              ---------------

                      IMPAC COMMERCIAL HOLDINGS, INC.
                            (NAME OF THE ISSUER)

                      IMPAC COMMERCIAL HOLDINGS, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                45254R 10 8
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ---------------

                             RANDAL A. NARDONE
                      IMPAC COMMERCIAL HOLDINGS, INC.
                          C/O FIC MANAGEMENT INC.
                        1301 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                              ---------------

                                  COPY TO:

                          J. GREGORY MILMOE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000
                         TELECOPIER: (212) 735-2000

This statement is filed in connection with (check the appropriate box):

a. |_|The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|The filing of a registration statement under the Securities Act of 1933.
c. |X|A tender offer.
d. |_|None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

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                                INTRODUCTION

   This Amendment No. 2 ("Amendment No. 2") amends and supplements the Rule 13e-3 Transaction Statement on Schedule l3E-3 filed October 13, 2000, by Impac Commercial Holdings, Inc., a Maryland corporation (the "Company" or "Impac"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Fortress Impac Acquisition Corp., a Maryland corporation and a wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation ("Parent"), to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company for $7.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") and the Merger described in the Offer. In response to the Offer, the Company filed a Solicitation/Recommendation Statement on
Schedule 14D-9, dated October 13, 2000 (the "Schedule 14D-9" ). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.


ITEM 4.  TERMS OF THE TRANSACTION.

   Item 4 is hereby amended and supplemented to add the following:

   The Merger described in the Offer to Purchase became effective at 2:03 p.m., New York City time, on November 22, 2000 (the "Effective Time"). Immediately prior to the Effective Time, Purchaser owned capital stock of the Company equal to 7,226,048 Shares entitled to vote (including Shares subject to guarantees of delivery), which was more than 90% of the outstanding Shares of the Company entitled to vote on a fully diluted basis. Accordingly, under applicable Maryland law, no action was required by the stockholders of the Company (other than Purchaser and its affiliates) for the Merger to become effective. As a result of the Merger, the separate corporate existence of Purchaser has terminated and the Company has become a wholly owned subsidiary of Parent.

   Pursuant to the terms of the Merger Agreement, each outstanding Share (other than Shares held by Purchaser and its affiliates) held immediately prior to the Effective Time now represents only the right to receive $7.55 per Share, net to the holder in cash, without interest. As described in the Offer to Purchase, under Maryland law no stockholder of the Company is entitled to appraisal rights in connection with the Merger.

ITEM 16.  EXHIBITS.

   Item 16 is hereby amended and supplemented to add the following exhibits:

   (a)(1) Letter to the Former Holders of Common Stock of Impac Commercial Holdings, Inc., dated November 22, 2000.

   (a)(2) Letter of Transmittal, dated November 22, 2000.




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                                        IMPAC COMMERCIAL HOLDINGS, INC.

                                        By: /s/ RANDAL A. NARDONE
                                        ------------------------------------
                                        Name: Randal A. Nardone
                                        Title:Secretary and Chief Operating
                                              Officer

Dated: November 22, 2000




                                      EXHIBIT INDEX

Exhibit No.           Description

(a)(1) Letter to the Former Holders of Common Stock of Impac Commercial Holdings, Inc., dated November 22, 2000.

(a)(2)             Letter of Transmittal, dated November 22, 2000.